Exhibit 99.1

PERFORMANCE
Shipping Inc.
VOTE
THE
WHITE
PROXY
CARD
TODAY!

PERFORMANCE
Shipping Inc.

November 19, 2024

Dear Performance Shipping Shareholders,

We are reaching out to you directly because we want your vote "FOR" our director nominee at our upcoming Annual Meeting of Shareholders.

This is an important time for Performance Shipping. The actions we have taken to reposition our pure-play tanker fleet and our commercial deployment strategy are working. We are capitalizing on opportunities in a solid market environment and are generating strong cash flows, increased revenues and profitability for the Company.

Our strong commercial relationships and our ability to redeploy our vessels at attractive charter rates have us poised to continue our strong performance in the near term. In addition, our strong balance sheet, newbuild program and close relationships with international shipping leaders have Performance well-positioned for long-term shareholder value creation.

This year, George Economou launched a multi-pronged campaign to take over the Company. Economou is a competitor to Performance with a widely-known record of poor corporate governance, self-dealing and shareholder value destruction at companies he has controlled. As part of his takeover efforts, he is pursuing a proxy fight in connection with our Annual Meeting that – if successful – could ultimately give him effective control of Performance.

We believe Performance has significant upside potential. Don't let Economou take it from you. Our shareholders can participate in Performance's value creation by voting FOR our director nominee and against Economou's proposals on the WHITE proxy card.

Building A Platform for Growth and Value Creation

Over the last several years, our Board and management team have taken deliberate steps to differentiate Performance and position the business to capture opportunities in a volatile market. Today, the Company has a solid foundation for continued growth and value creation built on:

A Unique Pure-Play Tanker Fleet:

Since 2020, we have been the only publicly listed pure-play Aframax tanker fleet. Our versatile fleet of **seven mid-point age** and well-maintained vessels allows us to offer charterers commercially attractive features, including high cargo-carrying capacity and competitive fuel efficiency. We are capitalizing on the tanker market's recovery while maintaining strong operational trading flexibility among crude oil segments.

A Simplified and Transparent Corporate Structure:

We own, directly or indirectly, every vessel in our fleet. We perform all commercial and technical management in-house through Unitized Ocean Transport Limited (UOT), our wholly-owned subsidiary that allows us **to maintain highly efficient operations with low vessel operating expenses.** This streamlined structure has supported our reputation as a cost-efficient and reliable operator, which is further reinforced by the strength of our teams and the quality and maintenance standards of our fleet.

Significant Management Expertise:

We have refreshed our senior management team with highly qualified leaders who bring extensive public company and vessel operations experience. Our executive, commercial and technical management teams draw on established relationships with charterers and other industry participants, which **bolster our position as a sought-after business partner and provide access to attractive acquisition opportunities.**

Leveraging these strengths, we are executing a focused strategy that is delivering results:

- Growing our Fleet of Modern, High Specification Tanker Vessels: We are committed to opportunistically **expanding and renewing our fleet over time** to increase our market presence and enhance our value proposition to charterers and other customers.
- Leveraging Strong Relationships to Secure Commercial Deployments at Attractive Rates: We have a diverse customer base across both western and eastern geographical basins. Our fleet operates primarily under time charter contracts and through pool arrangements **that enhance our spot market exposure and enable us to achieve economies of scale and obtain increased cargo, better flow of information and greater vessel utilization.**
- Increasing Sustainability: We take seriously our role as responsible corporate citizens and are dedicated to continuous improvement as we execute and expand our sustainability initiatives. **These efforts include strategies to reduce greenhouse gas emissions, enhance energy efficiency, and responsibly manage resources.** We operate in compliance with international environmental regulations and will continue to seek opportunities to further integrate sustainability across our operations.
- Maintaining a Strong Financial Position: We are prudent in our approach to capital allocation, including investing in our fleet and reducing our debt. **We maintain a net loan to value ratio of approximately -6% and when necessary, we support our disciplined growth strategy by raising capital on the equity markets.** Additionally, we maintain cash reserves for fleet replacement and maintenance, and have a secured revenue backlog of $216 million as of the beginning of the fourth quarter 2024. Our low debt levels, strong operating efficiency and cost management enable us to maintain a low daily cash break-even rate of $16,039, positioning us for profitability even when our markets fluctuate. This financial stability allows for potential growth opportunities and reflects our robust strategic planning.

Looking ahead, we have a strong pipeline and anticipate that we will be able to redeploy our vessels at attractive charter rates during the usually strong fall and winter seasons.

IN SHORT, WE HAVE BUILT A STRONG FOUNDATION AND OUR STRATEGY IS WORKING

A vote on the WHITE proxy card FOR our nominee and against Economou's proposals is a vote for us to continue our momentum.

Vote FOR our Highly Qualified Board Today

Our Board of Directors comprises five highly qualified and actively engaged directors, the majority of whom are independent. Our directors bring shipping, finance and business experience that is relevant to Performance and instrumental in guiding the Company's strategy forward.

In light of our size and to ensure shareholders have the opportunity to realize the full upside potential of their investments in our Company, we established our corporate structure with a classified Board in part to protect against investors – such as Economou – whose interests may not align with those of our shareholders and who may take opportunistic, abusive, and self-interested actions which could harm our shareholders.

Our Board and management team regularly review our governance structure, strategic plans, performance and capital allocation priorities to ensure the Company is well-positioned to capture market opportunities and create shareholder value.

VOTE FOR ALIKI

This year, Aliki Paliou, the current Chairperson of Performance Shipping's Board, stands for re-election. Notably, Paliou is our largest shareholder, which serves to align her interests with those of all shareholders and promotes strategic continuity. She brings nearly a decade of experience serving on Boards and management teams of companies in the shipping industry, and her oversight of the Company's execution has been instrumental in helping shape Performance Shipping's strategic direction.

PROTECT YOUR INVESTMENT

Reject Economou's Takeover Campaign

While we believe the actions we are taking will create substantial value for our shareholders, we are concerned about the actions of George Economou and the risk that his takeover campaign poses for Performance shareholders.

For context, **Economou has a long and well-documented record of poor corporate governance and self-dealing at companies he has controlled, all to his benefit and at the expense of all other shareholders.** There are many examples to point to, but the most relevant given his nominee at Performance are DryShips and Ocean Rig. Economou took controlling positions at these companies[i] and installed hand-picked directors who helped him execute related-party transactions with Economou-controlled affiliates[ii], conduct dilutive equity offerings that destroyed shareholder value[iii] and got him paid lucrative management fees.[iv]

In addition, Economou's campaign at Performance is one of several situations where he has pursued coercive tactics against a company in our industry. At Genco[v] and Seanergy[vi] he launched unsuccessful proxy fights to gain board seats and at OceanPal he received a $6.75 million "greenmail" payment that was equal to a substantial portion of the company's market capitalization.[vii] **While each situation was unique, the story was the same: Economou tried to take control or influence the company for his own benefit.**

At Performance, we believe that Economou is seeking to take control so he can realize the Company's upside potential at the expense of all other shareholders. Here are the key things you should know about Economou's takeover objectives at Performance:

- **The proxy fight is one of several tactics he is using in his takeover campaign, which includes a tender offer and multiple rounds of litigation against the Company.** Our Board established a committee of independent directors who evaluated the tender offer and determined that it undervalues the Company and is not in the best interest of all shareholders. The Company is also defending against Economou's litigation, which is intended to dismantle our capital structure. Economou's first attempt at litigation was thrown out of court in New York, and we are now litigating in the Marshall Islands. We intend to address the ongoing litigation appropriately.

- **Economou's nominee has limited expertise and experience in our industry and as a public company director, all of which is inextricably tied to Economou and carries a record of shareholder value destruction.** Economou has nominated John Liveris to serve on our Board. Our Board formed a Special Committee of independent directors to review and consider nominations for our upcoming annual meeting, including Economou's nominee, which determined that Liveris brings no discernable skills or capabilities that would be additive to the Board's already strong existing balance of attributes and experience.

  Liveris served on the Boards of Ocean Rig and Ocean Freight, where he and Economou presided over the destruction of significant shareholder value during their tenures, in part by approving numerous related-party transactions that enriched Economou at the expense of those companies and their other shareholders. Liveris was on the Board when Ocean Rig ultimately filed for bankruptcy[viii], which resulted in total value destruction for all public shareholders, while Economou walked away with equity in the reorganized company[ix] and a lucrative agreement that paid millions of dollars in annual fees to an Economou-controlled entity.[x]

- **Implementing Economou's non-binding advisory proposals and electing Economou's nominee would give Economou effective control of the Board and the Company.** Despite seeking effective control of the Company, Economou has not provided any actionable suggestions to create value for Performance Shipping shareholders.

  Our Board recommends shareholders reject Economou's nominee and advisory proposals, which if elected and implemented, respectively, would result in replacing the entire Board with Liveris and his appointees.

The Special Committee strongly urges Performance shareholders to reject Economou's takeover objectives by voting FOR Performance's nominee and against Economou's proposals on the WHITE proxy card.

Realize the Potential of your Performance Investment by Voting "FOR" Performance's Nominee Today

We are optimistic about the future of Performance Shipping. The actions our Board and management team have taken over the last several years have us performing well and delivering solid results in today's market. We are confident we are poised for continued value creation building on our:

- ✓ Modern and growing fleet of tankers that provides flexibility across crude oil segments;
- ✓ Established commercial relationships with global top-tier charterers;
- ✓ Strategic approach to deployment across short- to medium- term charters and pool arrangements;
- ✓ Strong financial position and our prudent approach to capital allocation;
- ✓ Experience and talent of our management team and the commercial and technical capabilities of our leadership and crews; and our
- ✓ Highly qualified, active and engaged Board of Directors.

We are also confident that our shareholders will benefit as we build on that foundation and execute our clear strategic plans. Your vote "FOR" Performance Shipping will ensure we remain on this path to success.

Thank you for your support.

Sincerely,
The Special Committee of the Board of Directors

YOUR VOTE IS IMPORTANT!

We urge you to vote "FOR" Performance Shipping's highly qualified director nominee, Aliki Paliou, and "AGAINST" Economou's proposals on the WHITE proxy card TODAY.

Please follow the instructions on your proxy card or voting instruction form and vote by 11:59 PM Eastern Time on December 16, 2024.

MACKENZIE PARTNERS, INC.

U.S. & Canada Toll-Free:
+1-800-322-2885

Outside North America
800-000-0260

Email:
PHSG@mackenziepartners.com

Forward-Looking Statements:

Matters discussed in this communication may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the upcoming annual meeting, the outcome of litigation, the delivery of the vessels we have agreed to acquire, future market conditions and the prospective financing and employment of our vessels. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "targets," "likely," "would," "could," "seeks," "continue," "possible," "might," "pending" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this communication are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, general domestic and international political conditions or events, including "trade wars", armed conflicts including the war in Ukraine and the war between Israel and Hamas or Iran, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Endnotes

i. "Economou ends 2018 owning more than 80% of DryShips" at https://www.tradewindsnews.com/finance/economou-ends-2018-owning-more-than-80-of-dryships/2-1-508562; Form 20-F of DryShips, Inc. for the year ended December 31, 2016, filed with the SEC on March 13, 2017 at https://www.sec.gov/Archives/edgar/data/1308858/000091957417002663/d7424585_20-f.htm; Form 20-F of DryShips, Inc. for the year ended December 31, 2018, filed with the SEC on March 1, 2019 at https://www.sec.gov/Archives/edgar/data/1308858/000091957419002125/d8124519_20-f.htm.

ii. "DryShips Inc. Completes Acquisition of Ocean Rig ASA" at https://www.globenewswire.com/zi/news-release/2008/07/14/1259360/0/en/DryShips-Inc-Completes-Acquisition-of-Ocean-Rig-ASA.html.

iii. "DryShips Inc. Announces Closing of Registered Direct Offering" on June 15, 2016 at https://www.globenewswire.com/en/news-release/2016/06/15/1258282/0/en/DryShips-Inc-Announces-Closing-of-Registered-Direct-Offering.html; and "DRYSHIPS INC. ANNOUNCES REGISTERED DIRECT OFFERING" on November 17, 2016 at http://dryships.irwebpage.com/press/dryspr111716.pdf; and "DryShips Announces Successful Completion of the $100.0 Million Registered Direct Offering" on December 12, 2016 at https://finance.yahoo.com/news/dryships-announces-successful-completion-100-140000724.html; Total shareholder returns defined as the compound total return, with dividends reinvested on the ex-date, from 6/15/16 to 12/12/16.

Based on Ocean Rig equity offerings on April 9, 2012, February 11, 2013 and June 2, 2015 - April 9, 2012: "Ocean Rig UDW Inc. Announces Public Offering of Its Share by DryShips Inc." at http://cdn.capitallink.com/files/docs/companies/ocean_rig/press/2012/oceanrig040912a.pdf; February 11, 2013: "Ocean Rig UDW Inc. Announces Public Offering of Its Shares by DryShips Inc." at http://cdn.capitallink.com/files/docs/companies/ocean_rig/press/2013/oceanrig021113.pdf; and June 2, 2015: "Ocean Rig UDW Inc. Announces Offering of Common Stock" at http://cdn.capitallink.com/files/docs/companies/ocean_rig/press/2015/oceanrig060215.pdf.

iv. Form 20-F of DryShips, Inc. for the year ended December 31, 2012, filed with the SEC on March 22, 2013, pg. 133 at https://www.sec.gov/Archives/edgar/data/1308858/000091957413002527/d1368326_20-f.htm; Form 20-F of DryShips, Inc. for the year ended December 31, 2015, filed with the SEC on April 27, 2016, pg. 117 https://www.sec.gov/Archives/edgar/data/1308858/000091957416012630/d7018799_20-f.htm; Form 20-F of DryShips, Inc. for the year ended December 31, 2018, filed with the SEC on March 1, 2019, pg. 92 https://www.sec.gov/Archives/edgar/data/1308858/000091957419002125/d8124519_20-f.htm.

Multiple SEC filings disclosing related party payments made to affiliates of Economou. Form 20-F of Ocean Rig UDW Inc. for the year ended December 31, 2016, filed with the SEC on March 22, 2017 at https://www.sec.gov/Archives/edgar/data/1447382/000091957417002930/d7423977_20-f.htm; Form 20-F of Ocean Rig UDW Inc. for the year ended December 31, 2017, filed with the SEC on March 15, 2018 at https://www.sec.gov/Archives/edgar/data/1447382/000091957418002506/d7801495_20-f.htm.

v. "Genco Shipping & Trading Issues Statement Regarding George Economou's Withdrawal of his Nominee" at https://investors.gencoshipping.com/news/press-releases/news-details/2024/Genco-Shipping--Trading-Issues-Statement-Regarding-George-Economous-Withdrawal-of-his-Nominee/default.aspx.

vi. "Seanergy Maritime Shareholders Overwhelmingly Re-Elect Seanergy Nominees at 2024 Annual Meeting" at https://www.seanergymaritime.com/media/67291ff472778.pdf.

vii. Form 6-K of OceanPal at https://www.sec.gov/Archives/edgar/data/1869467/000091957424003280/d11054115_6-k.htm.

viii. "Ocean Rig UDW Inc. Announces That U.S. Bankruptcy Court Has Issued an Order Giving Full Force and Effect in the United States to Cayman Islands Schemes of Arrangement" at https://www.globenewswire.com/news-release/2017/09/20/1258739/0/en/Ocean-Rig-UDW-Inc-Announces-That-U-S-Bankruptcy-Court-Has-Issued-an-Order-Giving-Full-Force-and-Effect-in-the-United-States-to-Cayman-Islands-Schemes-of-Arrangement.html; and Form F-1/A of Ocean Rig UDW Inc. at https://www.sec.gov/Archives/edgar/data/1447382/000091957417007215/d7671684_f-1a.htm.

ix. Form 20-F of Ocean Rig UDW Inc., p. 30 at https://www.sec.gov/Archives/edgar/data/1447382/000091957418002506/d7801495_20-f.htm.

x. "Ocean Rig UDW Inc. Announces That U.S. Bankruptcy Court Has Issued an Order Giving Full Force and Effect in the United States to Cayman Islands Schemes of Arrangement" at https://www.globenewswire.com/news-release/2017/09/20/1258739/0/en/Ocean-Rig-UDW-Inc-Announces-That-U-S-Bankruptcy-Court-Has-Issued-an-Order-Giving-Full-Force-and-Effect-in-the-United-States-to-Cayman-Islands-Schemes-of-Arrangement.html; and Form F-1/A of Ocean Rig UDW Inc. at https://www.sec.gov/Archives/edgar/data/1447382/000091957417007215/d7671684_f-1a.htm.

PERFORMANCE SHIPPING INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
November 19, 2024

NOTICE IS HEREBY given that the Annual Meeting (the “Annual Meeting”) of the holders (the “Shareholders”) of shares of (i) common stock, par value $0.01 per share (the “Common Shares”), and (ii) Series C Convertible Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share (the “Series C Preferred Shares” and, together with the Common Shares, the “Shares”), of Performance Shipping Inc. (the “Company”, “we” or “our”) will be held on December 17, 2024 at 5:00 p.m. local time in Athens at Watson Farley & Williams, 348 Syngrou Avenue, Kallithea 176-74, Athens, Greece for the following purposes, which are more completely set forth in the accompanying proxy statement for the Annual Meeting (the “Proxy Statement”), which is being solicited on behalf of the board of directors (the “Board”) of the Company. The Board delegated to a special committee consisting of independent directors (the “Special Committee”) that was empowered to evaluate, consider and make recommendations with respect to the matters proposed to be brought before the Annual Meeting.

Company Proposals

1.	To elect one Class II Director to serve until the 2027 Annual General Meeting of Shareholders of the Company (“Proposal 1”); and

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2024 (“Proposal 2”).

THE SPECIAL COMMITTEE, ON BEHALF OF THE BOARD, UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ELECTION OF THE COMPANY’S NOMINEE, ALIKI PALIOU, (PROPOSAL 1) AND “FOR” PROPOSAL 2 ON THE ENCLOSED WHITE PROXY CARD.

Sphinx/Economou Proposals:

Sphinx Investment Corp. (“Sphinx”), a company controlled by George Economou (“Economou”), a shipowner and competitor of ours, has provided notice of its intent to nominate one nominee, Ioannis (John) Liveris, for election as director at the Annual Meeting in opposition to the nominee recommended by the Board and to propose certain advisory, non-binding proposals requesting the declassification of the Company’s Board of Directors (“Proposal 3”), the resignation of Board member Mr. Andreas Michalopoulos (“Proposal 4A”), the resignation of Board member Ms. Loïsa Ranunkel (“Proposal 4B”), the resignation of Board member Mr. Alex Papageorgiou (“Proposal 4C”) and the resignation of Board member Mr. Mihalis Boutaris (“Proposal 4D”) (collectively, the “Sphinx/Economou Proposals”). At the Annual Meeting, the Shareholders will vote on the Sphinx/Economou Proposals as set forth below to the extent the Sphinx/Economou Proposals are properly brought before the Annual Meeting.

THE SPECIAL COMMITTEE, ON BEHALF OF THE BOARD, UNANIMOUSLY RECOMMENDS THAT YOU VOTE “AGAINST” THE SPHINX/ECONOMOU PROPOSALS (PROPOSALS 3, 4A, 4B, 4C AND 4D ON THE ENCLOSED WHITE PROXY CARD).

You may receive solicitation materials from Sphinx, including proxy statements and proxy cards. The Company is not responsible for the accuracy or completeness of any information provided by or relating to Sphinx or the Sphinx/Economou nominee contained in any solicitation materials filed or disseminated by or on behalf of Sphinx or any other statements Sphinx may make.

THE SPECIAL COMMITTEE, ON BEHALF OF THE BOARD, BELIEVES THAT THE SPHINX/ECONOMOU NOMINEE AND PROPOSALS ARE NOT IN THE BEST INTERESTS OF THE COMPANY OR ITS SHAREHOLDERS AND THEREFORE UNANIMOUSLY RECOMMENDS THAT YOU NOT VOTE FOR THE SPHINX/ECONOMOU NOMINEE OR PROPOSALS AND THAT YOU DO NOT RETURN ANY PROXY CARD SENT TO YOU BY SPHINX.

The Board has fixed the close of business on November 8, 2024 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

Only holders of record of our Common Shares and holders of record of our Series C Preferred Shares at the close of business on November 8, 2024 will be entitled to vote at the Annual Meeting. The holders of the Common Shares and the Series C Preferred Shares will vote as a single class at the Annual Meeting.

All Shareholders must present a form of personal official government-issued photo identification in order to be admitted to the Annual Meeting. In addition, if your Common Shares or Series C Preferred Shares, as applicable, are held in the name of your broker, bank or other nominee and you wish to attend the Annual Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the Common Shares or the Series C Preferred Shares, as applicable, on November 8, 2024.

If you attend the Annual Meeting, you may revoke your proxy and vote in person.

The Special Committee recommends that you discard and NOT vote using any proxy card sent to you by Sphinx. If you have already submitted a Sphinx proxy card, you can revoke that proxy and vote for the Company’s nominee and on the other matters to be voted on at the Annual Meeting by marking, signing and dating the enclosed WHITE proxy card and returning it in the enclosed postage-paid envelope or by submitting a later proxy via Internet by following the instructions on your WHITE proxy card or WHITE voting instruction form. Only your latest validly executed proxy will count and any proxy may be revoked at any time prior to its exercise at the Annual Meeting as described in the accompanying proxy statement.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. UNLESS REVOKED, YOUR SIGNED AND RETURNED PROXY WILL BE VOTED IN THE MANNER DIRECTED IN THE PROXY. ANY SIGNED PROXY RETURNED WITHOUT DIRECTION AS TO ONE OR MORE PROPOSALS WILL BE VOTED TO THE EXTENT NO DIRECTION IS GIVEN IN ACCORDANCE WITH THE SPECIAL COMMITTEE’S RECOMMENDATION DESCRIBED IN THE PROXY STATEMENT.

2

BY ORDER OF THE BOARD OF DIRECTORS

Andreas Michalopoulos Chief Executive Officer

November 19, 2024
Athens, Greece

3

PERFORMANCE SHIPPING INC.
373 SYNGROU AVENUE
175 64 PALAIO FALIRO
ATHENS GREECE

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 17, 2024

TABLE OF CONTENTS

INFORMATION CONCERNING SOLICITATION AND VOTING	1
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE MEETING	5
PROPOSAL 1 - ELECTION OF DIRECTORS (COMPANY PROPOSAL)	17
PROPOSAL 2 - RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS (COMPANY PROPOSAL)	20
PROPOSAL 3 - ADVISORY DECLASSIFICATION PROPOSAL (SPHINX/ECONOMOU PROPOSAL)	21
PROPOSAL 4A - ADVISORY VOTE OF NO-CONFIDENCE PROPOSAL (SPHINX/ECONOMOU PROPOSAL)	22
PROPOSAL 4B - ADVISORY VOTE OF NO-CONFIDENCE PROPOSAL (SPHINX/ECONOMOU PROPOSAL)	24
PROPOSAL 4C - ADVISORY VOTE OF NO-CONFIDENCE PROPOSAL (SPHINX/ECONOMOU PROPOSAL)	26
PROPOSAL 4D - ADVISORY VOTE OF NO-CONFIDENCE PROPOSAL (SPHINX/ECONOMOU PROPOSAL)	28
OTHER MATTERS	30

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Performance Shipping Inc., a Marshall Islands corporation (the “Company”, “we” or “our”), for use at the Annual Meeting of holders (the “Shareholders”) of (i) shares of common stock, par value $0.01 per share (the “Common Shares”), of the Company and (ii) shares of Series C Convertible Cumulative Redeemable Perpetual Preferred Stock par value $0.01 per share (the “Series C Preferred Shares” and, together with the Common Shares, the “Shares”), of the Company to be held at Watson Farley & Williams, 348 Syngrou Avenue, Kallithea 176-74, Athens, Greece on December 17, 2024 at 5:00 p.m. local time in Athens, or at any adjournment or postponement thereof (the “Annual Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company entitled to vote at the Annual Meeting on or about November 19, 2024.

Company Proposals

Proposal 1.	To elect one Class II Director to serve until the 2027 Annual General Meeting of Shareholders of the Company (“Proposal 1”); and

Proposal 2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2024 (“Proposal 2”).

Sphinx Investment Corp. (“Sphinx”), a company controlled by George Economou (“Economou”), a shipowner and competitor of ours, has provided notice of its intent to nominate one nominee, Ioannis (John) Liveris, for election as director at the Annual Meeting in opposition to the nominee recommended by the Special Committee (as defined herein) and to propose the advisory declassification and “no-confidence” proposals included on the enclosed WHITE proxy card as Proposals 3, 4A, 4B, 4C and 4D (the “Sphinx/Economou Proposals”) and to bring such proposals before the meeting. At the Annual Meeting, the Shareholders will vote on the Sphinx/Economou Proposals as set forth below to the extent the Sphinx/Economou Proposals are properly brought before the Annual Meeting. You may receive solicitation materials from Sphinx, including proxy statements and proxy cards.

THE SPECIAL COMMITTEE, ON BEHALF OF THE BOARD, UNANIMOUSLY RECOMMENDS THAT YOU DISREGARD AND DO NOT RETURN ANY PROXY CARD YOU RECEIVE FROM SPHINX.

The Company is not responsible for the accuracy or completeness of any information provided by or relating to Sphinx or the Sphinx/Economou nominee contained in solicitation materials filed or disseminated by or on behalf of Sphinx or any other statements Sphinx may make.

Sphinx/Economou Proposals:

Proposal 3.	Sphinx/Economou Proposal: advisory proposal to request the declassification of the Board.
•	Special Committee recommendation: AGAINST

Proposal 4A.	Sphinx/Economou Proposal: advisory proposal to request the resignation of Board member Mr. Andreas Michalopoulos.
•	Special Committee recommendation: AGAINST

Proposal 4B.	Sphinx/Economou Proposal: advisory proposal to request the resignation of Board member Ms. Loïsa Ranunkel.
•	Special Committee recommendation: AGAINST

Proposal 4C.	Sphinx/Economou Proposal: advisory proposal to request the resignation of Board member Mr. Alex Papageorgiou.
•	Special Committee recommendation: AGAINST

Proposal 4D.	Sphinx/Economou Proposal: advisory proposal to request the resignation of Board member Mr. Mihalis Boutaris.
•	Special Committee recommendation: AGAINST

As set forth in more detail below, neither the Board nor the Special Committee endorses the Sphinx/Economou nominee or the Sphinx/Economou Proposals, which collectively seek to facilitate the replacement of the entire Board with the Sphinx/Economou nominee, a single shareholder controlled by Economou, a shipowner and competitor of ours. The recommendations of the Company described herein were made by a special committee of the Board consisting of three independent directors (the “Special Committee”) that was empowered to evaluate, consider and make recommendations with respect to the matters proposed to be brought before the Annual Meeting. In making its recommendations, the Special Committee carefully reviewed and evaluated potential nominees for election to the Board, including the Sphinx/Economou nominee, and the proposals proposed by the Company and Sphinx/Economou and considered numerous factors, including, but not limited to the following:

•
The limited expertise and experience of the Sphinx/Economou nominee in the Company’s industry and as a public company director, for which the Sphinx/Economou nominee’s only known experience is his prior service as a purported independent director of two companies controlled or affiliated with Economou and his affiliates, OceanFreight Inc. (“OceanFreight”) and Ocean Rig UDW Inc. (“Ocean Rig”).

•
The Sphinx/Economou nominee is closely associated with Economou, having previously served as a director of Economou-controlled and Economou-affiliated companies, including OceanFreight and Ocean Rig, where he and Economou affiliates oversaw the destruction of significant shareholder value over the course of the Sphinx/Economou nominee’s tenures, during which he approved numerous related party transactions with Economou affiliates that enriched Economou at the expense of those companies and their other shareholders.

•
The other recent close associations that the Sphinx/Economou nominee has with Sphinx and Economou, which have also proposed the same Sphinx/Economou nominee as their nominee in recent proxy contests run by Sphinx and Economou involving two additional companies.

•
The Special Committee’s view that the Sphinx/Economou nominee does not offer any discernible skills or attributes uniquely valuable to the Board based on its existing balance after reviewing the Sphinx/Economou nominee’s background and qualifications.

•
The experience and expertise of the Company’s existing directors and the Board’s current composition, which currently consists of a majority of independent directors and continues to facilitate the Board’s ability to utilize and rely on independent committees to analyze and make determinations or recommendations regarding matters that could be viewed to present a conflict of interest.

•
The Sphinx/Economou nomination and proposals effectively seek to obtain control of the Board for Sphinx and Economou through the replacement of the entire Board with their own nominee, yet Economou, Sphinx and the Sphinx/Economou nominee have articulated no viable plans or proposals to improve the performance or strategy of the Company.

•
The experience and qualifications of the Company’s incumbent directors and the confidence shared by each member of the Special Committee in each of the other Board members and the view shared by each member of the Special Committee as to the beneficial experience, qualifications, perspectives and expertise that each other current Board member brings to the Board.

The Board and management team have taken actions to reposition the Company as a pure-play Aframax tanker fleet with strong commercial relationships, a solid balance sheet and a disciplined newbuild program underlying fleet growth and renewal. The Company is capitalizing on opportunities in a solid market environment and generating strong cash flows, increased revenues and profitability. With its strong foundation and by executing its strategy, the Company is poised to continue growing and creating value in the near- and long-terms.  Facilitating Sphinx and Economou’s objective of replacing the Board and gaining effective control of the Board by electing the Sphinx/Economou nominee and approving the Sphinx/Economou Proposals calling for the resignation of the remaining directors, as well as the declassification of the Board, risks disrupting the execution of the Company’s current strategy overseen by its independent Board. Sphinx seeks to seize effective control over the Company but has put forward no compelling plans—in fact no plans at all—for what it would do with the control it seeks. The Special Committee determined that this is an unjustified risk to the Company’s strategy.

The Special Committee has therefore unanimously determined that the Sphinx/Economou nominee and proposals are not in the best interests of the Company and its shareholders, does NOT endorse the Sphinx/Economou nominee or any of the Sphinx/Economou Proposals, and, on behalf of the Board, unanimously recommends that you do NOT vote for the Sphinx/Economou nominee or proposals and that you do NOT return any proxy card sent to you by Sphinx. On behalf of the Board, the Special Committee unanimously recommends that you vote “FOR” the Company’s nominee (Proposal 1) and “FOR” the ratification of the appointment of the Company’s independent auditors (Proposal 2) on the enclosed WHITE proxy card. Additionally, on behalf of the Board, the Special Committee unanimously recommends that you vote “AGAINST” the Sphinx/Economou Proposals (Proposals 3, 4A, 4B, 4C and 4D on the enclosed WHITE proxy card). If you have previously submitted a proxy card sent to you by Sphinx, you can revoke that proxy and vote “FOR” the Company’s nominee and on the other matters to be voted on at the Annual Meeting by signing, dating and mailing the enclosed WHITE proxy card in the envelope provided. Only your latest dated proxy will be counted.

Each proposal for which the Board is soliciting your proxy is described in more detail in this proxy statement. We strongly encourage you to read the accompanying proxy statement carefully and to use the enclosed WHITE proxy card to vote “FOR” the Company’s nominee and in accordance with the Special Committee’s recommendations on the other proposals, as soon as possible. You may vote your shares by signing and dating the enclosed WHITE proxy card and returning it in the postage-paid envelope provided, whether or not you plan to attend the Annual Meeting in person. For your convenience, you may also vote your shares via the Internet or by a toll-free telephone number by following the instructions on the enclosed WHITE proxy card. Please see below for more information.

VOTING RIGHTS AND OUTSTANDING SHARES

The Board has fixed the close of business on November 8, 2024 as the record date (the “Record Date”) for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof. The Company has issued and outstanding 12,432,158 Common Shares and 1,423,912 Series C Preferred Shares. Each holder of record of Common Shares on the Record Date at the close of business is entitled to one (1) vote for each Common Share held. Each holder of record of Series C Preferred Shares on the Record Date is entitled to a number of votes equal to the number of Common Shares into which such holder’s Series C Preferred Shares would then be convertible, multiplied by 10, or approximately 185 votes for each Series C Preferred Share. The Shareholders shall vote on each of the Proposals as a single class. One or more Shareholders representing at least one-third of the total voting rights of the Company present in person or by proxy at the Annual Meeting shall constitute a quorum for the purposes of the Annual Meeting. The Common Shares and the Series C Preferred Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Annual Meeting or any adjournment or postponement thereof. Any signed proxies returned without direction as to one or more proposals will be voted, to the extent no direction is given, “FOR” the election of the Company’s nominee (Proposal 1 on the enclosed WHITE proxy card), “FOR” the ratification of the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as our independent auditors (Proposal 2 on the enclosed WHITE proxy card) and “AGAINST” all Sphinx/Economou Proposals (Proposals 3, 4A, 4B, 4C and 4D on the enclosed WHITE proxy card).

In the event that a quorum is not present at the Annual Meeting or, even if a quorum is present, in the event that sufficient votes in favor of the positions recommended by the Board on the Proposal described in this Proxy Statement are not timely received, Shareholders representing a majority of the voting rights present either in person or by proxy will have the power to adjourn the Annual Meeting. If the Annual Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Annual Meeting will be required other than announcement at the Annual Meeting in order to permit further solicitation of proxies.

The Common Shares are listed on the NASDAQ Capital Market under the symbol “PSHG.”

REVOCABILITY OF PROXIES

A Shareholder giving a proxy may revoke it at any time before it is exercised. If you do not hold your shares through an account with a brokerage firm, bank or other nominee, a proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person. If you hold Common Shares or Series C Preferred Shares, as applicable, in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE MEETING

Why am I receiving these proxy materials?

The Company’s proxy materials include our Notice of Annual Meeting of Shareholders, this Proxy Statement and our 2023 Annual Report on Form 20-F (the “Annual Report”). If you requested printed versions of these materials by mail, these materials also include the WHITE proxy card or voting instructions form for the Annual Meeting. The Board has made these materials available to you in connection with the solicitation of proxies by the Board. The proxies will be used at the Annual Meeting or any adjournment or postponement thereof. We made these materials available to Shareholders beginning on or about November 19, 2024.

Our Shareholders are invited to attend the Annual Meeting and vote on the proposals described in this Proxy Statement. However, you do not need to attend the Annual Meeting to vote your Shares. Instead, you may vote by completing, signing, dating and returning a proxy card or by providing a proxy via the internet or by telephone.

What am I voting on and what does the Board recommend for each?

You will be voting on each of the following:

COMPANY PROPOSALS
Proposal	Unanimous Recommendation of the Special Committee on behalf of the Board
1. Company proposal to elect one Class II Director to serve until the 2027 Annual Meeting of Shareholders (“Proposal 1”).	FOR the election of the Company nominee, Ms. Aliki Paliou, listed on the enclosed WHITE proxy card.

2.     Company proposal to ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the independent auditors of the Company for the fiscal year ending December 31, 2024 (“Proposal 2”).
FOR the approval of this proposal.

At the Annual Meeting, you will vote on the Sphinx/Economou Proposals as set forth below to the extent the Sphinx/Economou Proposals are properly brought before the Annual Meeting.

SPHINX/ECONOMOU PROPOSALS
Proposal	Unanimous Recommendation of the Special Committee on behalf of the Board
3. Sphinx/Economou Proposal: advisory proposal to request the declassification of the Board (“Proposal 3”).	AGAINST this proposal.
4A. Sphinx/Economou Proposal: advisory proposal to request the resignation of Board member Mr. Andreas Michalopoulos. (“Proposal 4A”).	AGAINST this proposal.
4B. Sphinx/Economou Proposal: advisory proposal to request the resignation of Board member Ms. Loïsa Ranunkel. (“Proposal 4B”).	AGAINST this proposal.
4C. Sphinx/Economou Proposal: advisory proposal to request the resignation of Board member Mr. Alex Papageorgiou. (“Proposal 4C”).	AGAINST this proposal.
4D. Sphinx/Economou Proposal: advisory proposal to request the resignation of Board member Mr. Mihalis Boutaris (“Proposal 4D”).	AGAINST this proposal.

As of the date of this Proxy Statement, the Board knows of no other matters that will be brought before the Annual Meeting. If you return your signed and completed proxy card, or vote by telephone or over the internet, and other matters are properly presented at the Annual Meeting for consideration, the persons appointed as proxies will have the discretion to vote for you.

Have other candidates been nominated for election at the annual meeting in opposition to the Company’s nominee?

Yes. Sphinx notified the Company of its intent to nominate one (1) candidate for election as director at the Annual Meeting in opposition to the nominee recommended by the Board. The Special Committee does NOT endorse the Sphinx/Economou nominee as, among other things, it believes that:

As set forth in more detail below, neither the Board nor the Special Committee endorses the Sphinx/Economou nominee or the Sphinx/Economou Proposals, which collectively seek to facilitate the replacement of the entire Board with the Sphinx/Economou nominee, a single shareholder controlled by Economou, a shipowner and competitor of ours. The recommendations of the Company described herein were made by a special committee of the Board consisting of three independent directors (the “Special Committee”) that was empowered to evaluate, consider and make recommendations with respect to the matters proposed to be brought before the Annual Meeting. In making its recommendations, the Special Committee carefully reviewed and evaluated potential nominees for election to the Board, including the Sphinx/Economou nominee, and the proposals proposed by the Company and Sphinx/Economou and considered numerous factors, including, but not limited to the following:

•
The limited expertise and experience of the Sphinx/Economou nominee in the Company’s industry and as a public company director, for which the Sphinx/Economou nominee’s only known experience is his prior service as a purported independent director of two companies controlled or affiliated with Economou and his affiliates, OceanFreight and Ocean Rig.

•
The Sphinx/Economou nominee is closely associated with Economou, having previously served as a director of Economou-controlled and Economou-affiliated companies, including OceanFreight and Ocean Rig, where he and Economou affiliates oversaw the destruction of significant shareholder value over the course of the Sphinx/Economou nominee’s tenures, during which he approved numerous related party transactions with Economou affiliates that enriched Economou at the expense of those companies and their other shareholders.

•
The other recent close associations that the Sphinx/Economou nominee has with Sphinx and Economou, which have also proposed him as their nominee in recent proxy contests run by Sphinx and Economou involving two additional companies.

•
The Special Committee’s view that the Sphinx/Economou nominee does not offer any discernible skills or attributes uniquely valuable to the Board based on its existing balance after reviewing the Sphinx/Economou nominee’s background and qualifications.

•
The experience and expertise of the Company’s existing directors and the Board’s current composition, which currently consists of a majority of independent directors and continues to facilitate the Board’s ability to utilize and rely on independent committees to analyze and make determinations or recommendations regarding matters that could be viewed to present a conflict of interest.

•
The Sphinx/Economou nomination and proposals effectively seek to obtain control of the Board for Sphinx and Economou through the replacement of the entire Board with their own nominee, yet Economou, Sphinx and the Sphinx/Economou nominee have articulated no viable plans or proposals to improve the performance or strategy of the Company.

•
The experience and qualifications of the Company’s incumbent directors and the confidence shared by each member of the Special Committee in each of the other Board members and the view shared by each member of the Special Committee as to the beneficial experience, qualifications, perspectives and expertise that each other current Board member brings to the Board.

The Special Committee, on behalf of the Board, unanimously recommends that you vote “FOR” the election of the nominee proposed by the Board using the WHITE proxy card accompanying this Proxy Statement and that you do NOT vote for the Sphinx/Economou nominee or return any proxy card sent to you by Sphinx.

How do the tender offer and litigation commenced by Sphinx relate to the Annual Meeting?

On October 11, 2023, Sphinx commenced a tender offer to purchase common shares of the Company on the terms and subject to the several conditions set forth in the Offer to Purchase filed by Sphinx with the Securities and Exchange Commission.  Such conditions have not been satisfied and Sphinx has repeatedly extended the tender offer, which currently expires on February 18, 2025.  Although the tender offer represents an attempt by Sphinx to gain control of the Company and one of the conditions to the tender offer is that Sphinx has or can designate a majority of the Company’s board, the approval of the Sphinx/Economou proposals at the Annual Meeting is not a condition to the tender offer and will not have the result that the conditions to the tender offer are met.  For more information on the tender offer, see Sphinx’s filings with the Securities and Exchange Commission.

On or about August 13, 2024, Sphinx commenced litigation in the High Court of the Republic of the Marshall Islands naming the Company, its Chief Executive Officer, Chairperson of the Board, five former directors of the Company, and two entities affiliated with the Company’s Chief Executive Officer and Chairperson of the Board as defendants and alleging, among other things, purported violations of fiduciary duties by the named defendants in connection with an exchange offer commenced by the Company in December 2021. The Company is vigorously defending against this ongoing lawsuit and has filed a motion to dismiss which is currently before the court. The outcome of this litigation is not expected to affect the Annual Meeting.

What vote is required to adopt each of the proposals?

Company Proposals:

Adoption of Proposal 1 requires the affirmative vote of a plurality of the votes cast at the Annual Meeting. This means that the nominee receiving the highest number of “FOR” votes will be elected as a Class II director. Abstentions and “broker non-votes” (shares held by a broker or nominee that does not have discretionary authority to vote on a particular matter and has not received voting instructions from its client) will not affect the vote on Proposal 1.

Adoption of Proposal 2 requires the affirmative vote of a majority of the votes cast at the Annual Meeting by the holders of Shares entitled to vote thereon. Abstentions and “broker non-votes” will not affect the vote on Proposal 2.

Sphinx/Economou Proposals:

Adoption of Proposal 3 requires the affirmative vote of a majority of the votes cast at the Annual Meeting by the holders of Shares entitled to vote thereon. Abstentions and “broker non-votes” will not affect the vote on Proposal 3.

Adoption of Proposal 4A requires the affirmative vote of a majority of the votes cast at the Annual Meeting by the holders of Shares entitled to vote thereon. Abstentions and “broker non-votes” will not affect the vote on Proposal 4A.

Adoption of Proposal 4B requires the affirmative vote of a majority of the votes cast at the Annual Meeting by the holders of Shares entitled to vote thereon. Abstentions and “broker non-votes” will not affect the vote on Proposal 4B.

Adoption of Proposal 4C requires the affirmative vote of a majority of the votes cast at the Annual Meeting by the holders of Shares entitled to vote thereon. Abstentions and “broker non-votes” will not affect the vote on Proposal 4C.

Adoption of Proposal 4D requires the affirmative vote of a majority of the votes cast at the Annual Meeting by the holders of Shares entitled to vote thereon. Abstentions and “broker non-votes” will not affect the vote on Proposal 4D.

What does it mean if I receive more than one proxy card?

Many of our shareholders hold their shares in more than one account and may receive separate proxy cards or voting instructions forms for each of those accounts. If you receive more than one WHITE proxy card, your shares are registered in more than one name or are registered in different accounts. Please sign, date and return or otherwise submit your proxy with respect to each WHITE proxy card to ensure that all of your shares are voted.

Additionally, please note that Sphinx has stated its intention to put its nominee and proposals before the Annual Meeting. You may have received proxy solicitation materials from Sphinx, including an opposition proxy statement and Sphinx’s proxy card. The Special Committee, on behalf of the Board, unanimously recommends that you disregard and do NOT return any proxy card you receive from Sphinx.

Voting to “WITHHOLD” with respect to any Sphinx/Economou nominee on a proxy card sent to you by Sphinx is NOT the same as voting for the Company’s nominee because a vote to “WITHHOLD” with respect to any Sphinx/Economou nominee on its proxy card will revoke any proxy you previously submitted.

If you have already voted using Sphinx’s proxy card, you have every right to change your vote and revoke your prior proxy (i) by signing and dating the enclosed WHITE proxy card and returning it in the postage-paid envelope provided, (ii) by voting via the Internet or by telephone by following the instructions provided on the enclosed WHITE proxy card, (iii) by attending the Annual Meeting and voting your shares in-person at the Annual Meeting or (iv) signing and returning to the Company a written revocation of your prior proxy. Only the latest valid proxy you submit will be counted—any proxy may be revoked at any time prior to its exercise at the Annual Meeting. If you have any questions or need assistance in voting, please contact our proxy solicitor, MacKenzie Partners, by phone at +1-800-322-2885 (toll-free), +1-800-000-0260 (toll-free from outside North America), or by email at PHSG@mackenziepartners.com.

Who can vote?

Only Shareholders of record at the close of business on the Record Date may vote, either in person or by proxy, at the Annual Meeting. On the Record Date, we had 12,432,158 Common Shares and 1,423,912 Series C Preferred Shares issued and outstanding. Each holder of record of Common Shares on the Record Date at the close of business is entitled to one (1) vote for each Common Share held. Each holder of record of Series C Preferred Shares on the Record Date is entitled to a number of votes equal to the number of Common Shares into which such holder’s Series C Preferred Shares would then be convertible, multiplied by 10, or approximately 185 votes for each Series C Preferred Share. The Shareholders shall vote on each of the Proposals as a single class.

What is the difference between holding shares as a beneficial owner in street name and as a shareholder of record?

If your Shares are held in street name through a broker, bank, trustee or other nominee, you are considered the beneficial owner of those Shares. As the beneficial owner, you have the right to direct your broker, bank, trustee or other nominee how to vote your Shares.

Without your voting instructions, because of the contested nature of the proposals, to the extent your broker, bank, trustee or other nominee provides you with Sphinx’s proxy materials, your broker, bank, trustee or other nominee may not vote your shares with respect to the election of directors (Proposal 1) or on any of the other proposals on the agenda for the Annual Meeting. Even if your broker, bank, trustee or other nominee does not provide you with Sphinx’s proxy materials, without your voting instructions, your broker, bank, trustee or other nominee may only vote your shares on proposals considered to be routine matters. The only matter which may be considered routine being considered at the Annual Meeting is Proposal 2 (relating to the ratification of the independent registered public accounting firm). All other proposals are considered non-routine matters. For non-routine matters, your shares will not be voted without your specific voting instructions. We encourage you to instruct your broker, bank, trustee or other nominee to vote your shares by filling out and returning the enclosed WHITE proxy card.

If your Shares are registered directly in your name with the Company’s transfer agent, Computershare, you are considered to be a Shareholder of record with respect to those Shares. As a Shareholder of record, you have the right to grant your voting proxy directly to the persons designated on the enclosed proxy card, to a third party, or to vote at the Annual Meeting.

How do I know if I am a beneficial owner of shares?

If your shares are held in an account at a brokerage firm, bank, broker-dealer, trust, or other similar organization, you are considered the beneficial owner of shares held in “street name” and the Notice was forwarded to you by that organization. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account. Those instructions are contained in a “voting instructions form.”

What if I hold my shares in street name and I do not provide my broker, bank, trustee or other nominee with instructions about how to vote my shares?

Without your voting instructions, because of the contested nature of the proposals, to the extent your broker, bank, trustee or other nominee provides you with Sphinx’s proxy materials, your broker, bank, trustee or other nominee may not vote your shares with respect to Proposal 1 (the election of directors) or on any of the other proposals on the agenda for the Annual Meeting. Even if your broker, bank, trustee or other nominee does not provide you with Sphinx’s proxy materials, without your voting instructions, your broker, bank, trustee or other nominee may only vote your shares on proposals considered to be routine matters. The only matter which may be considered routine being considered at the Annual Meeting is Proposal 2 (relating to the ratification of the independent registered public accounting firm). All other proposals are considered non-routine matters. For non-routine matters, your shares will not be voted without your specific voting instructions. We encourage you to instruct your broker, bank, trustee or other nominee to vote your shares by filling out and returning the enclosed WHITE proxy card.

How do I vote?

You may vote using one of the following methods:

•
Over the internet. If you have access to the internet, we encourage you to vote in this manner. Refer to your WHITE proxy card or voting instruction form for instructions on voting via the internet and carefully follow the directions.

•
By telephone. You may vote by telephone by calling the toll-free number referenced on the WHITE proxy card or voting instruction form and following the recorded instructions. Refer to the proxy card for validation information.

•
By mail. For those Shareholders who request to receive a paper proxy card or voting instruction form in the mail, you may complete, sign and return the WHITE proxy card or voting instructions form by mail using the post-paid envelope provided.

•
In person at the Annual Meeting. All Shareholders of record on the Record Date, which is the close of business on November 8, 2024, may vote in person at the Annual Meeting. If you are a beneficial owner of Shares (i.e., your Shares are held in “street name” in an account at a brokerage firm, bank, broker dealer or similar organization), you must obtain a legal proxy from such account holding organization and present it with your ballot to be able to vote at the Annual Meeting. Even if you plan to be present at the Annual Meeting, we encourage you to vote your Shares prior to the Annual Meeting date via the internet, by telephone or by mail in order to record your vote promptly, as we believe voting this way is more convenient.

If you have any questions or need assistance in voting, please contact our proxy solicitor, MacKenzie Partners, by phone at +1-800-322-2885 (toll-free), +1-800-000-0260 (toll-free from outside North America), or by email at PHSG@mackenziepartners.com

The Board recommends that you discard and NOT vote using any other proxy card sent to you by Sphinx.

Can I change my mind after I vote?

You may change your vote at any time before the polls close at the Annual Meeting. You may do this by using one of the following methods:

•	voting again by telephone or over the internet by 11:59 PM Eastern Time on December 16, 2024;

•	giving timely written notice to the Secretary of our Company;

•	delivering a timely later-dated proxy; or

•	voting in person at the Annual Meeting.

If you hold Common Shares through a broker, bank or other nominee, you may revoke any prior voting instructions by contacting that firm or by voting in person via legal proxy at the Annual Meeting.

If you have already voted using Sphinx’s proxy card, you have every right to change your vote and revoke your prior proxy (i) by signing and dating the enclosed WHITE proxy card and returning it in the postage-paid envelope provided, (ii) by voting via the Internet or by telephone by following the instructions provided on the enclosed WHITE proxy card, (iii) by attending the Annual Meeting and voting your shares in-person at the Annual Meeting or (iv) signing and returning to the Company a written revocation of your prior proxy. Only the latest valid proxy you submit will be counted – any proxy may be revoked at any time prior to its exercise at the Annual Meeting. If you have any questions or need assistance in voting, please contact our proxy solicitor, MacKenzie Partners, by phone at +1-800-322-2885 (toll-free), +1-800-000-0260 (toll-free from outside North America), or by email at PHSG@mackenziepartners.com.

How many votes must be present to hold the Annual Meeting?

In order for us to conduct the Annual Meeting, the Shareholders representing at least one-third of the votes eligible to be cast by shares issued and outstanding and entitled to vote at the Annual Meeting as of the Record Date must be present at the Annual Meeting in person or by proxy. This is referred to as a quorum. Abstentions and broker “non-votes” are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Annual Meeting. Your shares will be counted as present at the Annual Meeting if you do one of the following:

•	vote via the internet or by telephone;

•	return a properly executed proxy by mail (even if you do not provide voting instructions); or

•	attend the Annual Meeting and vote in person.

Even if a quorum is not present at the Annual Meeting, a majority of the total number of votes represented by those Shares present, in person or by proxy, at the Annual Meeting will have the power to adjourn the meeting. If the Annual Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned meeting will be required to permit further solicitation of proxies, other than an announcement at the Annual Meeting, unless a new record date for the Annual Meeting is set.

What if I return my proxy but do not provide voting instructions?

If you hold your Shares directly in your own name, and you sign and return your WHITE proxy card, or vote by telephone or over the internet, but do not include voting instructions as to one or more proposals, your proxy will be voted, to the extent no instructions were given, as the Special Committee recommends on each proposal.

What should I do with any other proxy cards sent to me by Sphinx?

Sphinx notified the Company of its intent to nominate one (1) candidate for election as director at the Annual Meeting in opposition to the nominee unanimously recommended by the Special Committee, and to bring the Sphinx/Economou Proposals before the Annual Meeting. The nomination made by Sphinx and the Sphinx/Economou Proposals have NOT been endorsed by the Special Committee or the Board. The Company is not responsible for the accuracy or completeness of any information provided by or relating to Sphinx or the Sphinx/Economou nominee or the Sphinx/Economou Proposals contained in solicitation materials filed or disseminated by or on behalf of Sphinx or any other statements Sphinx may make.

We strongly urge you to disregard any materials, including any other proxy card, that may be sent to you by Sphinx. We urge you instead to vote in favor of ONLY the Company’s nominee Ms. Aliki Paliou (Proposal 1) and the ratification of the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as our independent auditors (Proposal 2) by marking, signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided or following the instructions on your WHITE proxy card to vote via the Internet or by telephone. Only the latest validly executed proxy that you submit will be counted. Any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions above under “Can I change my mind after I vote?”. You may also revoke any previously submitted proxy by attending the Annual Meeting and voting your shares at the Annual Meeting. If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, MacKenzie Partners, by phone at +1-800-322-2885 (toll-free), +1-800-000-0260 (toll-free from outside North America), or by email at PHSG@mackenziepartners.com.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the names, ages and positions of our current directors and executive officers. Members of the Board are elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are elected from time to time by vote of the Board and hold office until a successor is elected. The business address of each officer and director is the address of our principal executive offices, which are located at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece.

Name	Age	Position	Director Class
Andreas Michalopoulos	53	Director, Chief Executive Officer and Secretary	I (term expires in 2026)
Loïsa Ranunkel	47	Director*	I (term expires in 2026)
Aliki Paliou	49	Director and Chairperson of the Board	II (term expires in 2024)
Alex Papageorgiou	52	Director*	III (term expires in 2025)
Mihalis Boutaris	50	Director*	III (term expires in 2025)

*Independent Director

Biographical information with respect to each of our directors and our executive officer is set forth below.

Andreas Michalopoulos has served as the Chief Executive Officer of Performance Shipping Inc. since October 2020 and as a Director since February 2020. From October 2019 to October 2020, he served as our Deputy Chief Executive Officer. From January 13, 2010, to October 2020, he also served as our Chief Financial Officer. Andreas Michalopoulos served as Chief Financial Officer and Treasurer of Diana Shipping Inc. from March 2006 to February 2020, and he also served as a Director of Diana Shipping Inc. from August 2018 to February 2020. He started his career in 1993 when he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France as an Associate Generalist Consultant before joining a major Greek Pharmaceutical Group with U.S. R&D activity as a Vice President of International Business Development and Member of the Executive Committee in 2002 where he remained until 2005. From 2005 to 2006, he joined Diana Shipping Agencies S.A. as a Project Manager. Andreas Michalopoulos graduated from Paris IX Dauphine University with Honors in 1993 obtaining an MSc in Economics and a master’s degree in Management Sciences specialized in Finance. In 1995, he also obtained a master’s degree in Business Administration from Imperial College, University of London. Andreas Michalopoulos is married to Aliki Paliou, who is also one of our Directors and current Chairperson of our Board.

Loïsa Ranunkel has served as an independent Director of the Company and as the Chairman of our Compensation Committee since the 2022 annual meeting of shareholders. She is an experienced insurance broker specializing in Trade Credit and Political Risks. Since 2018, she has been involved in overseeing the creation and the development of the Political Risks Insurance (PRI) department at AU Group in Paris, a historical and world-leading broker specializing in securing and financing trade receivables. From 2014 to 2018, she worked as a certified Political and Trade Credit Risks Insurance Broker in Greece with clients based in Greece and abroad, focusing on the construction industry, defense industry, renewable energies, and shipbuilding. Loïsa Ranunkel began her career in the PRI market in 2006, when she was appointed manager of the Alcatel-Lucent global Political and Commercial Risks program. Before entering the PRI market, she worked at HSBC Investment Bank as an information and communication expert and spent six years as a business development officer at Egis Group - BDPA, a consulting firm specializing in international development assistance. Loïsa Ranunkel holds an MBA from the IAE - Paris Sorbonne.

Aliki Paliou has served as a Director since February 2020 and as Chairperson of our Board as of the 2022 annual meeting of shareholders. She also serves as Director, Vice-President and Treasurer of Unitized Ocean Transport Limited since January 2020. From 2010 to 2015 she was employed as a Director and Treasurer of Alpha Sigma Shipping Corp. Aliki Paliou studied Theatre Studies at the University of Kent in Canterbury, UK and obtained an M.A. in Scenography at Central Saint Martins School of Art and Design in London, UK. In 2005 she graduated with honors from the Greek School of Fine Art in Athens, Greece. She is married to Andreas Michalopoulos, our current Chief Executive Officer, Director and Secretary.

Alex Papageorgiou has served as an independent Director of the Company and as the Chairman of our Audit Committee since the 2022 annual meeting of shareholders. He has over 25 years of experience in banking, capital markets, real estate, and shipping. Alex Papageorgiou previously served as the Chief Executive Officer of Hystead Limited, a retail real estate company with over Euro 750 million in shopping mall assets located throughout Southeast Europe. He was also the founder and Chief Executive Officer of Assos Capital Limited, a real estate private equity firm focused on real estate in Southeast Europe, as well as Assos Property Management EOOD, a leading retail property management company in Bulgaria. He served as a Director of Seanergy Maritime Corp. (now Seanergy Maritime Holdings Corp.) from December 2008 to November 2009. From 2007 to 2008, he served as a non-executive Director at First Business Bank in Athens, Greece. Between March 2005 and May 2006, he was the chief financial officer of Golden Energy Marine Corp., an international shipping company transporting a variety of crude oil and petroleum products based in Athens, Greece. From March 2004 to March 2005, Alex Papageorgiou served as a director in the equities group in the London office of Citigroup Global Markets Inc., where he was responsible for the management and development of Citigroup’s Portfolio Products business in the Nordic region. From March 2001 to March 2004, Alex Papageorgiou served as a vice president in the equities group in the London office of Morgan Stanley & Co., where he was responsible for Portfolio Product sales and sales-trading coverage for the Nordic region and the Dutch institutional client base. From April 1997 to March 2001, he was an associate at J.P. Morgan Securities Ltd. in the Fixed Income and Investment Banking divisions. Alex Papageorgiou holds an MSC in Shipping, Trade and Finance from City University Business School in London, UK and a BA (Hons) in Business Economics from Vrije Universiteit in Brussels, Belgium.

Mihalis Boutaris serves as an independent Director of the Company, as a member of our Audit Committee, and as a member of our Compensation Committee as of the 2022 annual meeting of shareholders. He is the founder and director of Athroa Innovations, an early-stage investor & operator of ventures tackling human & planetary health challenges. He has served as an advisor to the National Centre of Scientific Research “Demokritos” having a track record of cross-border partnerships to bring to market novel technologies including an eco-friendly biopesticide, a small hydroelectric power plant, and the first concentrated solar power plant in Greece. Mr. Boutaris is a fifth-generation winemaker and Vice-President of Kir-Yianni with wine apprenticeships in California, Chile, and France. Based in Shanghai, he established Domaine XiGu, one of the pioneering wineries in China producing fine wine, while developing an exports network for Greek wine in Asia Pacific. He began his career at the Boston Consulting Group after graduating with a BA in philosophy from Harvard and a MSc in horticulture from UCDavis. He has served in the Greek Marine Corps and co-founded Arcturos, a prominent wildlife NGO.

COMPENSATION

During 2023, our non-executive directors received annual compensation in the aggregate amount of $30,000 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the Board or any Board committee, and the chairperson of the Board received annual compensation of $60,000. In addition, a committee chairman received an additional $10,000 annually, and other committee members received an additional $5,000 annually. In addition, on October 12, 2023, a special committee was formed in connection with the tender offer commenced by Sphinx and any related matters, the members of which will receive $10,000 annually and the chairman $20,000 annually.

The Company’s executive officers are employed pursuant to employment and consulting contracts. We do not have a retirement plan for our officers or directors.

The aggregate director fees paid by the Company for the years ended December 31, 2023, 2022 and 2021 totaled $2.0 million, $2.1 million, and $1.0 million, respectively.

On May 5, 2015, the Board adopted the 2015 Equity Incentive Plan, as amended from time to time, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates would be eligible to receive options to acquire common shares, stock appreciation rights, restricted stock, restricted stock units and unrestricted common shares. On February 9, 2018, our Board adopted Amendment No 1 to the 2015 Equity Incentive Plan, solely to increase the aggregate number of common shares issuable under the plan to 3,666 shares (as adjusted after the effectiveness of the reverse stock splits of November 2, 2020 and of November 15, 2022). Effective December 30, 2020, we amended and restated the 2015 Equity Incentive Plan, primarily to increase the aggregate number of common shares issuable under the plan to 35,922 (as adjusted after the effectiveness of the reverse stock split of November 15, 2022), and to extend the term. The plan will expire ten years from its date of adoption (as amended and restated) unless terminated earlier by our Board. During the year ended December 31, 2020, we issued 4,481 restricted shares (as adjusted after the effectiveness of the reverse stock split of November 15, 2022) under the plan to our executive officers and non-executive directors. On January 1, 2021, we granted to our Chief Financial Officer stock options to purchase 8,000 (as adjusted after the effectiveness of the reverse stock split of November 15, 2022) of our common shares as share-based remuneration which can be exercised only when our stock price increases. The stock options are exercisable at a price range between $150.00 and $450.00 per share, for a term of five years.

BOARD PRACTICES
Actions by our Board of Directors

Our amended and restated bylaws provide that vessel acquisitions and disposals from or to a related party and long-term time charter employment with any charterer that is a related party will require the unanimous approval of the independent members of our Board and that all other material related party transactions shall be subject to the approval of a majority of the independent members of the Board.

Committees of our Board of Directors

Our Audit Committee, comprised of two members of our Board, is responsible for reviewing our accounting controls, recommending to the Board the engagement of our independent auditors, and pre-approving audit and audit-related services and fees. Each member has been determined by our Board to be “independent” under Nasdaq rules and the rules and regulations of the SEC. As directed by its written charter, the Audit Committee is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the Audit Committee. Alex Papageorgiou serves as the Chairman of the Audit Committee as of the 2022 annual meeting of shareholders. We believe that Alex Papageorgiou qualifies as an Audit Committee financial expert as such term is defined under SEC rules. Mihalis Boutaris serves as a member of our Audit Committee.

Our Compensation Committee, comprised of two independent directors, is responsible for, among other things, recommending to the Board our senior executive officers’ compensation and benefits. As of the 2022 annual meeting of shareholders, Loïsa Ranunkel serves as the Chairman of the Compensation Committee and Mihalis Boutaris serves as a member of our Compensation Committee.

Our Executive Committee is responsible for the overall management of our business. Since November 19, 2020, our Executive Committee is comprised of Aliki Paliou, our Director and Chairperson of our Board, and Andreas Michalopoulos, our Chief Executive Officer.

We also maintain directors’ and officers’ insurance, pursuant to which we provide insurance coverage against certain liabilities to which our directors and officers may be subject, including liability incurred under U.S. securities law.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board is comprised of five members, divided into three classes. As provided in the Company’s Amended and Restated Articles of Incorporation, each class of directors serves for a three-year term and until their successors are elected and have qualified. Accordingly, the Board has nominated Aliki Paliou, as a Class II director, for re-election as director whose term would expire at the Company’s 2027 Annual General Meeting of Shareholders of the Company.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby “FOR” the election of the nominee unanimously recommended by the Special Committee, on behalf of the Board: Ms. Aliki Paliou. It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the person named in the accompanying proxy will vote for the election of such substitute nominee or nominee as the current Board may recommend.

As described above, Sphinx notified the Company of its intent to nominate one director for election as director at the Annual Meeting. The Special Committee reviewed this nominee and unanimously determined to NOT nominate the Sphinx/Economou nominee and to nominate the incumbent director Ms. Aliki Paliou.

The Special Committee concluded that Sphinx and the Sphinx/Economou nominee offered no plans or proposals regarding the Company’s business, that the Sphinx/Economou nominee did not offer any discernible skills or attributes uniquely valuable to the Board based on its existing balance after reviewing the Sphinx/Economou nominee’s background and qualification, and that the Sphinx/Economou nominee’s close association with Sphinx’s controller, George Economou, raised serious concerns regarding whether  the Sphinx/Economou nominee would be able and willing to act in all shareholders’ best interest, given that  the Sphinx/Economou nominee’s prior directorships at Economou-controlled and Economou-affiliated companies resulted in significant shareholder value destruction, in part due to the Sphinx/Economou nominee’s willingness to approve numerous related party transactions that enriched Economou and his affiliates at the expense of those companies and their other shareholders.

For these reasons, among others, the Special Committee unanimously resolved that it would not be in the best interests of the Company and its shareholders to nominate the Sphinx/Economou nominee or recommend that shareholders vote in favor of the election of the Sphinx/Economou nominee.

You may receive solicitation materials from Sphinx, including proxy statements and proxy cards. The Special Committee, on behalf of the Board, does not endorse the Sphinx/Economou nominee and unanimously recommends that you vote “FOR” the election of the nominee proposed by the Board (Ms. Aliki Paliou) on the WHITE proxy card. The Special Committee recommends that you to discard and NOT vote using any proxy card that may be sent to you by Sphinx.

If you have already voted using Sphinx’s proxy card, you have every right to change your vote and revoke your prior proxy and we recommend that you revoke that proxy by voting in favor of ONLY the Company’s nominee, Ms. Aliki Paliou, (i) by signing and dating the enclosed WHITE proxy card and returning it in the postage-paid envelope provided or (ii) by voting via the Internet or by telephone by following the instructions provided on the enclosed WHITE proxy card. Only the latest valid proxy you submit will be counted – any proxy may be revoked at any time prior to its exercise at the Annual Meeting. If you have any questions or need assistance in voting, please contact our proxy solicitor, MacKenzie Partners, by phone at +1-800-322-2885 (toll-free), +1-800-000-0260 (toll-free from outside North America), or by email at PHSG@mackenziepartners.com.

The Company is not responsible for the accuracy or completeness of any information provided by or relating to Sphinx or its nominee contained in solicitation materials filed or disseminated by or on behalf of Sphinx or any other statements Sphinx may make. Shareholders will be able to obtain, free of charge, copies of all proxy statements, any amendments or supplements thereto and any other documents when filed by the applicable party with the SEC in connection with the annual meeting at the SEC’s website (http://www.sec.gov).

In the event that Sphinx withdraws its nominee or abandons its solicitation after a shareholder has already granted proxy authority, shareholders can still sign and date a later submitted WHITE proxy card.

Required Vote. Directors will be elected on a plurality basis, as provided under the Company’s Amended and Restated Articles of Incorporation. This means that the director nominee receiving the greatest number of votes cast “FOR” their election will be elected.

Effect of Abstentions and Broker Non-Votes. Abstentions, “WITHHOLD” votes and any broker non-votes will be counted for purposes of determining whether there is a quorum at the Annual Meeting for this vote but will have no effect on the outcome of the vote other than resulting in the applicable nominee(s) receiving fewer votes cast “FOR” such nominee(s).

THE SPECIAL COMMITTEE, ON BEHALF OF THE BOARD, UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE ELECTION OF ITS NOMINEE: MS. ALIKI PALIOU.

The Company’s Nominee for Election to the Company’s Board

Information concerning the nominee for director of the Company is set forth below:

Name	Age	Position

Aliki Paliou	49	Class II Director

Aliki Paliou has served as a Director since February 2020 and as Chairperson of the Board as of the 2022 annual meeting of shareholders. She also serves as Director, Vice-President and Treasurer of Unitized Ocean Transport Limited since January 2020. From 2010 to 2015 she was employed as a Director and Treasurer of Alpha Sigma Shipping Corp. Aliki Paliou studied Theatre Studies at the University of Kent in Canterbury, UK and obtained an M.A. in Scenography at Central Saint Martins School of Art and Design in London, UK. In 2005 she graduated with honors from the Greek School of Fine Art in Athens, Greece. She is married to Andreas Michalopoulos, our current Chief Executive Officer, Director and Secretary.

PROPOSAL 2

APPROVAL OF APPOINTMENT OF

INDEPENDENT AUDITORS

The Board is submitting for ratification at the Annual Meeting the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2024.

Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Adoption of Company Proposal 2 requires the affirmative vote of a majority of the votes cast at the Annual Meeting, either in person or by proxy.

Effect of Abstentions and Broker Non-Votes. Abstentions and broker “non-votes” will not affect the vote on Proposal 2.

THE SPECIAL COMMITTEE, ON BEHALF OF THE BOARD, UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024.

PROPOSAL 3
(SPHINX/ECONOMOU PROPOSAL)

ADVISORY DECLASSIFICATION PROPOSAL

We have been notified by Sphinx that it intends to introduce as a proposal that the Shareholders of the Company adopt an advisory, non-binding resolution requesting that the Board take all necessary steps to eliminate the classification of the Board in advance of the 2025 Annual Meeting, such that the terms of all Board members shall expire at the 2025 Annual Meeting, and all directors elected at and after the 2025 Annual Meeting will be elected on an annual basis.

We are not responsible for the accuracy or content of the proposal, presented below as received from Sphinx. Our reasons for opposing the proposal are also presented further below.

The following is the text of the proposed resolution:

RESOLVED, that the common shareholders of Performance Shipping Inc. (the “Company”) hereby request, on an advisory, non-binding basis, that the Board of Directors of the Company (the “Board”) take all necessary steps to eliminate the classification of the Board in advance of the 2025 annual meeting of the shareholders of the Company (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof, the “2025 Annual Meeting”), such that the term of each member of the Board shall expire at the 2025 Annual Meeting and any director elected to the Board at or after the 2025 Annual Meeting shall be elected on an annual basis.

Required Vote. Adoption of Proposal 3 requires the affirmative vote of a majority of the votes cast at the Annual Meeting by the holders of the Shares entitled to vote thereon.

Effect of Abstentions and Broker Non-Votes. Abstentions and broker “non-votes” will not affect the vote on Proposal 3.

The Special Committee reviewed the advisory declassification proposal and unanimously recommended that adoption of the proposal would not be in the best interests of the Company and its shareholders and that Shareholders vote “AGAINST” Proposal 3.

 In making this determination, the Special Committee took into account, among other things, that the Company’s classified board of directors serves an important corporate governance function for a growth-oriented company with a relatively small market capitalization in a highly competitive and cyclical sector, as a classified board is recognized to promote board continuity and long-term strategic thinking, in part by strengthening the independence of the directors from investors who may have interests different from or in addition to the Company’s shareholders generally and the long-term maximization of shareholder value, and who could otherwise be positioned to engage in opportunistic, abusive, disruptive or self-interested actions to further their of own goals at the expense of the Company and its other shareholders.

THE SPECIAL COMMITTEE, ON BEHALF OF THE BOARD, UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “AGAINST” PROPOSAL 3.

PROPOSAL 4A
(SPHINX/ECONOMOU PROPOSAL)

ADVISORY VOTE OF NO-CONFIDENCE PROPOSAL

We have been notified by Sphinx that it intends to introduce as a proposal that the Shareholders of the Company adopt an advisory, non-binding resolution requesting the resignation of Company director Andreas Michalopoulos.

We are not responsible for the accuracy or content of the proposal, presented below as received from Sphinx. Our reasons for opposing the proposal are also presented further below.

The following is the text of the proposed resolution:

RESOLVED, that the common shareholders of the Company hereby request, on an advisory, non-binding basis, that, no later than five business days following the date of adoption of this resolution, Andreas Michalopoulos resign from the Board of the Company.

Required Vote. Adoption of Proposal 4A requires the affirmative vote of a majority of the votes cast at the Annual Meeting by the holders of the Shares entitled to vote thereon.

Effect of Abstentions and Broker Non-Votes. Abstentions and broker “non-votes” will not affect the vote on Proposal 4A.

The Special Committee, on behalf of the Board, unanimously recommends that Shareholders vote “AGAINST” Proposal 4A. Under governing law and the Company’s Amended and Restated Articles of Incorporation, the vacancies created by the resignation of directors as requested by Sphinx’s no-confidence proposals would be filled by the director then in office, which Sphinx intends to be its own nominee. The no-confidence proposals collectively, therefore, effectively seek the replacement of the entire Board with the nominee of a single shareholder—Sphinx, controlled by Economou, a shipowner and competitor of ours.

As described above, the Special Committee has carefully reviewed the Sphinx/Economou nominee and the Sphinx/Economou Proposals and determined that giving Sphinx and Economou effective control over the Board is not in the best interests of the Company and its shareholders for the following reasons:

•
The limited expertise and experience of the Sphinx/Economou nominee in the Company’s industry and as a public company director, for which the Sphinx/Economou nominee’s only known experience is his prior service as a purported independent director of two companies controlled or affiliated with Economou and his affiliates, OceanFreight and Ocean Rig.

•
The Sphinx/Economou nominee is closely associated with Economou, having previously served as a director of Economou-controlled and Economou-affiliated companies, including OceanFreight and Ocean Rig, where he and Economou affiliates oversaw the destruction of significant shareholder value over the course of the Sphinx/Economou nominee’s tenures, during which he approved numerous related party transactions with Economou affiliates that enriched Economou at the expense of those companies and their other shareholders.

•
The other recent close associations that the Sphinx/Economou nominee has with Sphinx and Economou, which have also proposed him as their nominee in recent proxy contests run by Sphinx and Economou involving two additional companies.

•
The Special Committee’s view that the Sphinx/Economou nominee does not offer any discernible skills or attributes uniquely valuable to the Board based on its existing balance after reviewing the Sphinx/Economou nominee’s background and qualifications.

•
The experience and expertise of the Company’s existing directors and the Board’s current composition, which currently consists of a majority of independent directors and continues to facilitate the Board’s ability to utilize and rely on independent committees to analyze and make determinations or recommendations regarding matters that could be viewed to present a conflict of interest.

•
The Sphinx/Economou nomination and proposals effectively seek to obtain control of the Board for Sphinx and Economou through the replacement of the entire Board with their own nominee, yet Economou, Sphinx and the Sphinx/Economou nominee have articulated no viable plans or proposals to improve the performance or strategy of the Company.

•
The experience and qualifications of the Company’s incumbent directors and the confidence shared by each member of the Special Committee in each of the other Board members and the view shared by each member of the Special Committee as to the beneficial experience, qualifications, perspectives and expertise that each other current Board member brings to the Board.

The Board and management team have taken actions to reposition the Company as a pure-play Aframax tanker fleet with strong commercial relationships, a solid balance sheet and a disciplined newbuild program underlying fleet growth and renewal. The Company is capitalizing on opportunities in a solid market environment and generating strong cash flows, increased revenues and profitability. With its strong foundation and by executing its strategy, the Company is poised to continue growing and creating value in the near- and long-terms.  Facilitating Sphinx and Economou’s objective of replacing the Board and gaining effective control of the Board by electing its nominee and approving the Sphinx/Economou Proposals calling for the resignation of the remaining directors, as well as the declassification of the Board, risks disrupting the execution of the Company’s current strategy overseen by its independent Board.  Sphinx seeks to seize effective control over the Company but has put forward no compelling plans—in fact no plans at all—for what it would do with the control it seeks. The Special Committee determined that this is an unjustified risk to the Company’s strategy.

The Special Committee has also determined that Andreas Michalopoulos is well-qualified to continue in his role as a director of the Company, noting that he has served as a member of the Board since February 2020 and as our Chief Executive Officer since October 2020, and has extensive experience in executive leadership, business consulting and shipping.

THE SPECIAL COMMITTEE, ON BEHALF OF THE BOARD, UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “AGAINST” PROPOSAL 4A.

PROPOSAL 4B
(SPHINX/ECONOMOU PROPOSAL)

ADVISORY VOTE OF NO-CONFIDENCE PROPOSAL

We have been notified by Sphinx that it intends to introduce as a proposal that the Shareholders of the Company adopt an advisory, non-binding resolution requesting the resignation of Company director Loïsa Ranunkel.

We are not responsible for the accuracy or content of the proposal, presented below as received from Sphinx. Our reasons for opposing the proposal are also presented further below.

The following is the text of the proposed resolution:

RESOLVED, that the common shareholders of the Company hereby request, on an advisory, non-binding basis, that, no later than five business days following the date of adoption of this resolution, Loïsa Ranunkel resign from the Board of the Company.

Required Vote. Adoption of Proposal 4B requires the affirmative vote of a majority of the votes cast at the Annual Meeting by the holders of the Shares entitled to vote thereon.

Effect of Abstentions and Broker Non-Votes. Abstentions and broker “non-votes” will not affect the vote on Proposal 4B.

The Special Committee, on behalf of the Board, unanimously recommends that Shareholders vote “AGAINST” Proposal 4B. Under governing law and the Company’s Amended and Restated Articles of Incorporation, the vacancies created by the resignation of directors as requested by Sphinx’s no-confidence proposals would be filled by the director then in office, which Sphinx intends to be its own nominee. The no-confidence proposals collectively therefore, effectively seek the replacement of the entire Board with the nominee of a single shareholder—Sphinx, controlled by Economou, a shipowner and competitor of ours.

The Special Committee has carefully reviewed the Sphinx/Economou nominee and the Sphinx/Economou Proposals and determined that giving Sphinx and Economou effective control over the Board is not in the best interests of the Company and its shareholders for the following reasons:

•
The limited expertise and experience of the Sphinx/Economou nominee in the Company’s industry and as a public company director, for which the Sphinx/Economou nominee’s only known experience is his prior service as a purported independent director of two companies controlled or affiliated with Economou and his affiliates, OceanFreight and Ocean Rig.

•
The Sphinx/Economou nominee is closely associated with Economou, having previously served as a director of Economou-controlled and Economou-affiliated companies, including OceanFreight and Ocean Rig, where he and Economou affiliates oversaw the destruction of significant shareholder value over the course of the Sphinx/Economou nominee’s tenures, during which he approved numerous related party transactions with Economou affiliates that enriched Economou at the expense of those companies and their other shareholders.

•
The other recent close associations that the Sphinx/Economou nominee has with Sphinx and Economou, which have also proposed him as their nominee in recent proxy contests run by Sphinx and Economou involving two additional companies.

•
The Special Committee’s view that the Sphinx/Economou nominee does not offer any discernible skills or attributes uniquely valuable to the Board based on its existing balance after reviewing the Sphinx/Economou nominee’s background and qualifications.

•
The experience and expertise of the Company’s existing directors and the Board’s current composition, which currently consists of a majority of independent directors and continues to facilitate the Board’s ability to utilize and rely on independent committees to analyze and make determinations or recommendations regarding matters that could be viewed to present a conflict of interest.

•
The Sphinx/Economou nomination and proposals effectively seek to obtain control of the Board for Sphinx and Economou through the replacement of the entire Board with their own nominee, yet Economou, Sphinx and the Sphinx/Economou nominee have articulated no viable plans or proposals to improve the performance or strategy of the Company.

•
The experience and qualifications of the Company’s incumbent directors and the confidence shared by each member of the Special Committee in each of the other Board members and the view shared by each member of the Special Committee as to the beneficial experience, qualifications, perspectives and expertise that each other current Board member brings to the Board.

The Board and management team have taken actions to reposition the Company as a pure-play Aframax tanker fleet with strong commercial relationships, a solid balance sheet and a disciplined newbuild program underlying fleet growth and renewal. The Company is capitalizing on opportunities in a solid market environment and generating strong cash flows, increased revenues and profitability. With its strong foundation and by executing its strategy, the Company is poised to continue growing and creating value in the near- and long-terms.  Facilitating Sphinx and Economou’s objective of replacing the Board and gaining effective control of the Board by electing its nominee and approving the Sphinx/Economou Proposals calling for the resignation of the remaining directors, as well as the declassification of the Board, risks disrupting the execution of the Company’s current strategy overseen by its independent Board.  Sphinx seeks to seize effective control over the Company but has put forward no compelling plans—in fact no plans at all—for what it would do with the control it seeks. The Special Committee determined that this is an unjustified risk to the Company’s strategy.

The Special Committee has also determined that Loïsa Ranunkel is well-qualified to continue in her role as an independent director of the Company, noting that she has been an engaged and independent member of the Board, serving on the Audit Committee and Compensation Committee and has extensive experience in insurance, risk assessment, information and communication.

THE SPECIAL COMMITTEE, ON BEHALF OF THE BOARD, UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “AGAINST” PROPOSAL 4B.

PROPOSAL 4C
(SPHINX/ECONOMOU PROPOSAL)

ADVISORY VOTE OF NO-CONFIDENCE PROPOSAL

We have been notified by Sphinx that it intends to introduce as a proposal that the Shareholders of the Company adopt an advisory, non-binding resolution requesting the resignation of Company director Alex Papageorgiou.

We are not responsible for the accuracy or content of the proposal, presented below as received from Sphinx. Our reasons for opposing the proposal are also presented further below.

The following is the text of the proposed resolution:

RESOLVED, that the common shareholders of the Company hereby request, on an advisory, non-binding basis, that, no later than five business days following the date of adoption of this resolution, Alex Papageorgiou resign from the Board of the Company.

Required Vote. Adoption of Proposal 4C requires the affirmative vote of a majority of the votes cast at the Annual Meeting by the holders of the Shares entitled to vote thereon.

Effect of Abstentions and Broker Non-Votes. Abstentions and broker “non-votes” will not affect the vote on Proposal 4C.

The Special Committee, on behalf of the Board, unanimously recommends that Shareholders vote “AGAINST” Proposal 4C. Under governing law and the Company’s Amended and Restated Articles of Incorporation, the vacancies created by the resignation of directors as requested by Sphinx’s no-confidence proposals would be filled by the director then in office, which Sphinx intends to be its own nominee. The no-confidence proposals collectively therefore, effectively seek the replacement of the entire Board with the nominee of a single shareholder—Sphinx, controlled by Economou, a shipowner and competitor of ours.

The Special Committee has carefully reviewed the Sphinx/Economou nominee and the Sphinx/Economou Proposals and determined that giving Sphinx and Economou effective control over the Board is not in the best interests of the Company and its shareholders for the following reasons:

•
The limited expertise and experience of the Sphinx/Economou nominee in the Company’s industry and as a public company director, for which the Sphinx/Economou nominee’s only known experience is his prior service as a purported independent director of two companies controlled or affiliated with Economou and his affiliates, OceanFreight and Ocean Rig.

•
The Sphinx/Economou nominee is closely associated with Economou, having previously served as a director of Economou-controlled and Economou-affiliated companies, including OceanFreight and Ocean Rig, where he and Economou affiliates oversaw the destruction of significant shareholder value over the course of the Sphinx/Economou nominee’s tenures, during which he approved numerous related party transactions with Economou affiliates that enriched Economou at the expense of those companies and their other shareholders.

•
The other recent close associations that the Sphinx/Economou nominee has with Sphinx and Economou, which have also proposed him as their nominee in recent proxy contests run by Sphinx and Economou involving two additional companies.

•
The Special Committee’s view that the Sphinx/Economou nominee does not offer any discernible skills or attributes uniquely valuable to the Board based on its existing balance after reviewing the Sphinx/Economou nominee’s background and qualifications.

•
The experience and expertise of the Company’s existing directors and the Board’s current composition, which currently consists of a majority of independent directors and continues to facilitate the Board’s ability to utilize and rely on independent committees to analyze and make determinations or recommendations regarding matters that could be viewed to present a conflict of interest.

•
The Sphinx/Economou nomination and proposals effectively seek to obtain control of the Board for Sphinx and Economou through the replacement of the entire Board with their own nominee, yet Economou, Sphinx and the Sphinx/Economou nominee have articulated no viable plans or proposals to improve the performance or strategy of the Company.

•
The experience and qualifications of the Company’s incumbent directors and the confidence shared by each member of the Special Committee in each of the other Board members and the view shared by each member of the Special Committee as to the beneficial experience, qualifications, perspectives and expertise that each other current Board member brings to the Board.

The Board and management team have taken actions to reposition the Company as a pure-play Aframax tanker fleet with strong commercial relationships, a solid balance sheet and a disciplined newbuild program underlying fleet growth and renewal. The Company is capitalizing on opportunities in a solid market environment and generating strong cash flows, increased revenues and profitability. With its strong foundation and by executing its strategy, the Company is poised to continue growing and creating value in the near- and long-terms. Facilitating Sphinx and Economou’s objective of replacing the Board and gaining effective control of the Board by electing its nominee and approving the Sphinx/Economou Proposals calling for the resignation of the remaining directors, as well as the declassification of the Board, risks disrupting the execution of the Company’s current strategy overseen by its independent Board.  Sphinx seeks to seize effective control over the Company but has put forward no compelling plans—in fact no plans at all—for what it would do with the control it seeks. The Special Committee determined that this is an unjustified risk to the Company’s strategy.

The Special Committee has also determined that Alex Papageorgiou is well-qualified to continue in his role as an independent director of the Company, noting that he has been an engaged and independent member of the Board, serving on the Audit Committee and Compensation Committee and has over 25 years of experience in banking, capital markets, real estate, and shipping.

THE SPECIAL COMMITTEE, ON BEHALF OF THE BOARD, UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “AGAINST” PROPOSAL 4C.

PROPOSAL 4D
(SPHINX/ECONOMOU PROPOSAL)

ADVISORY VOTE OF NO-CONFIDENCE PROPOSAL

We have been notified by Sphinx that it intends to introduce as a proposal that the Shareholders of the Company adopt an advisory, non-binding resolution requesting the resignation of Company director Mihalis Boutaris.

We are not responsible for the accuracy or content of the proposal, presented below as received from Sphinx. Our reasons for opposing the proposal are also presented further below.

The following is the text of the proposed resolution:

RESOLVED, that the common shareholders of the Company hereby request, on an advisory, non-binding basis, that, no later than five business days following the date of adoption of this resolution, Mihalis Boutaris resign from the Board of the Company.

Required Vote. Adoption of Proposal 4D requires the affirmative vote of a majority of the votes cast at the Annual Meeting by the holders of the Shares entitled to vote thereon.

Effect of Abstentions and Broker Non-Votes. Abstentions and broker “non-votes” will not affect the vote on Proposal 4D.

The Special Committee, on behalf of the Board, unanimously recommends that Shareholders vote “AGAINST” Proposal 4D. Under governing law and the Company’s Amended and Restated Articles of Incorporation, the vacancies created by the resignation of directors as requested by Sphinx’s no-confidence proposals would be filled by the director then in office, which Sphinx intends to be its own nominee. The no-confidence proposals collectively therefore, effectively seek the replacement of the entire Board with the nominee of a single shareholder—Sphinx, controlled by Economou, a shipowner and competitor of ours.

The Special Committee has carefully reviewed the Sphinx/Economou nominee and the Sphinx/Economou Proposals and determined that giving Sphinx and Economou effective control over the Board is not in the best interests of the Company and its shareholders for the following reasons:

•
The limited expertise and experience of the Sphinx/Economou nominee in the Company’s industry and as a public company director, for which the Sphinx/Economou nominee’s only known experience is his prior service as a purported independent director of two companies controlled or affiliated with Economou and his affiliates, OceanFreight and Ocean Rig.

•
The Sphinx/Economou nominee is closely associated with Economou, having previously served as a director of Economou-controlled and Economou-affiliated companies, including OceanFreight and Ocean Rig, where he and Economou affiliates oversaw the destruction of significant shareholder value over the course of the Sphinx/Economou nominee’s tenures, during which he approved numerous related party transactions with Economou affiliates that enriched Economou at the expense of those companies and their other shareholders.

•
The other recent close associations that the Sphinx/Economou nominee has with Sphinx and Economou, which have also proposed him as their nominee in recent proxy contests run by Sphinx and Economou involving two additional companies.

•
The Special Committee’s view that the Sphinx/Economou nominee does not offer any discernible skills or attributes uniquely valuable to the Board based on its existing balance after reviewing the Sphinx/Economou nominee’s background and qualifications.

•
The experience and expertise of the Company’s existing directors and the Board’s current composition, which currently consists of a majority of independent directors and continues to facilitate the Board’s ability to utilize and rely on independent committees to analyze and make determinations or recommendations regarding matters that could be viewed to present a conflict of interest.

•
The Sphinx/Economou nomination and proposals effectively seek to obtain control of the Board for Sphinx and Economou through the replacement of the entire Board with their own nominee, yet Economou, Sphinx and the Sphinx/Economou nominee have articulated no viable plans or proposals to improve the performance or strategy of the Company.

•
The experience and qualifications of the Company’s incumbent directors and the confidence shared by each member of the Special Committee in each of the other Board members and the view shared by each member of the Special Committee as to the beneficial experience, qualifications, perspectives and expertise that each other current Board member brings to the Board.

The Board and management team have taken actions to reposition the Company as a pure-play Aframax tanker fleet with strong commercial relationships, a solid balance sheet and a disciplined newbuild program underlying fleet growth and renewal. The Company is capitalizing on opportunities in a solid market environment and generating strong cash flows, increased revenues and profitability. With its strong foundation and by executing its strategy, the Company is poised to continue growing and creating value in the near- and long-terms.  Facilitating Sphinx and Economou’s objective of replacing the Board and gaining effective control of the Board by electing its nominee and approving the Sphinx/Economou Proposals calling for the resignation of the remaining directors, as well as the declassification of the Board, risks disrupting the execution of the Company’s current strategy overseen by its independent Board.  Sphinx seeks to seize effective control over the Company but has put forward no compelling plans—in fact no plans at all—for what it would do with the control it seeks. The Special Committee determined that this is an unjustified risk to the Company’s strategy.

The Special Committee has also determined that Mihalis Boutaris is well-qualified to continue in his role as an independent director of the Company, noting that he has been an engaged and independent member of the Board, serving on the Audit Committee and Compensation Committee, and has extensive international business and investment experience.

THE SPECIAL COMMITTEE, ON BEHALF OF THE BOARD, UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “AGAINST” PROPOSAL 4D.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Annual Meeting. Should any additional matter come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO SHAREHOLDERS

The Company’s latest annual report to shareholders and this Proxy Statement are available on the Company’s website at www.pshipping.com. Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company’s Annual Report. To request a copy, please call Performance Shipping Inc. at +30-216-600-2400, or write to Performance Shipping Inc., 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece.

By Order of the Board of Directors

Andreas Michalopoulos
Chief Executive Officer

November 19, 2024
Athens, Greece

THIS IS THE WHITE PROXY CARD

PERFORMANCE SHIPPING INC.

ANNUAL MEETING OF SHAREHOLDERS
December 17, 2024 at 5:00 p.m. Local Time
This proxy is solicited by the Special Committee of behalf of the Board of Directors

The undersigned hereby acknowledges receipt of the Notice of the Annual Meeting and Proxy Statement, hereby appoint(s) Mr. Andreas Michalopoulos and Mr. Will Vogel,and each of them, acting individually or in the absence of others, as proxies and attorneys-in-fact, each with the full power of substitution and re-substitution, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this white proxy card, all shares of common stock of Performance Shipping Inc. and all shares of Series C Preferred Stock of Performance Shipping Inc. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 5:00 Local Time on December 17, 2024 at Watson Farley & Williams, 348 Syngrou Avenue, Kallithea 176-74, Athens, Greece  and any all postponements or adjournments thereof, with all powers which the undersigned would possess if present at the meeting. The undersigned hereby revokes all previous proxies relating to the shares covered hereby, including any previously given proxies by telephone or internet.

This WHITE proxy card, when properly executed, will be voted as set forth herein as directed by the shareholder. To the extent no such direction is made, the proxies will have authority to vote “FOR” Proposal 1, to elect Aliki Paliou as a Class II Director to serve until the 2027 Annual General Meeting of Shareholders of the Company,  “FOR” Proposal 2, to ratify the appointment of Ernest & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2024, and “AGAINST” Proposals 3, 4A, 4B, 4C and 4D in accordance with the Special Committee’s recommendations in the Proxy Statement, and in their discretion on any other matters that may properly come before the meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders:
The Notice and Proxy Statement are Available at: www.proxyvote.com

THIS WHITE PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED
Performance Shipping Inc.

The Special Committee on behalf of the Board of Directors recommends a vote FOR Proposals 1 & 2.

1.	To elect one Class II director to serve until the 2027 Annual General Meeting of Shareholders of the Company Aliki Paliou

2.	To ratify the appointment of Ernest & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2024

FOR	☐	AGAINST ☐	ABSTAIN ☐

The Special Committee on behalf of the Board of Directors recommends a vote AGAINST on the following proposals:

3.	Sphinx/Economou Proposal: advisory proposal to request the declassification of the Board

FOR	☐	AGAINST ☐	ABSTAIN ☐

4A.	Sphinx/Economou Proposal: advisory proposal to request the resignation of Board member Mr. Andreas Michalopoulos.

FOR	☐	AGAINST ☐	ABSTAIN ☐

4B	Sphinx/Economou Proposal: advisory proposal to request the resignation of Board member Ms. Loïsa Ranunkel.

FOR	☐	AGAINST ☐	ABSTAIN ☐

4C.	Sphinx/Economou Proposal: advisory proposal to request the resignation of Board member Mr. Alex Papageorgiou.

FOR	☐	AGAINST ☐	ABSTAIN ☐

4D.	Sphinx/Economou Proposal: advisory proposal to request the resignation of Board member Mr. Mihalis Boutaris.

FOR	☐	AGAINST ☐	ABSTAIN ☐

Signature of Shareholder
Signature,(Joint Owners)
Date:______________________________________________________________, 2024

Note: Please sign exactly as name(s) appear(s) hereon. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.